February 3, 2012

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re:	Northland Cable Properties Seven Limited Partnership

Amendment No. 2 to Schedule 13E-3 filed January 20, 2012 by Northland Cable

Properties Seven Limited Partnership et al.

File No. 005-83184

PRER filed on Schedule 14A filed January 20, 2012

File No. 001-16718

Dear Mr. Duchovny:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated January 30, 2012 (the “Comment Letter”) regarding the above-referenced amendment to the preliminary proxy statement (the “Proxy Statement”) and above referenced amendment to the Schedule 13E-3 (the “Schedule 13E-3”) filed by Northland Cable Properties Seven Limited Partnership (“NCP-Seven”) on January 20, 2012. The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Accompanying this letter is an amended Proxy Statement and Schedule 13E-3, marked to show changes from the Proxy Statement and Schedule 13E-3 as filed with the SEC on January 20, 2012. Page references in this letter refer to the corresponding pages in the amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

Fairness of the Proposed Transactions, page 8

Comment No. 1

We note your response to comment 1 in our letter dated January 12, 2012. Specifically, we note your statement that NCTI’s belief as to the fairness of the Proposed Transactions

February 3, 2012

is limited to the proposed transaction pursuant to the NCTI Agreement because the NCTI Agreement is the only Schedule 13E-3 transaction in which NCTI is a party. In addition, you state the completion of the proposed transaction pursuant to the NCTI Agreement would not in and of itself lead to the liquidation of NCP-Seven. However, we note NCTI is considered a filing person on the Schedule 13E-3 and thus engaged in the going private transaction. Also, we note disclosure on page 26 under the section “Beliefs as to Fairness of NCTI” that the liquidation value of NCP-Seven was considered by NCTI as part of its evaluation of the fairness of the proposed transaction because “the Proposed Transactions together are in essence a liquidation of NCP-Seven.” Thus, please revise your disclosure to discuss whether NCTI believes the terms of the going private series of transactions, including both the asset sales and the estimated liquidation distributions, are fair to NCP-Seven and its unaffiliated limited partners.

Response to Comment No. 1

In response to the Staff’s Comment, as clarified during a conversation with the Staff by teleconference on February 1, 2012, NCP-Seven continues to believe that it is suitable for the proxy statement disclosure regarding NCTI’s belief as to the fairness of the Proposed Transactions to be limited to only that proposed transaction covered by the NCTI Agreement. That belief is based on the theory that while the NCTI Transaction is occurring simultaneously with two other asset sale transactions by wholly independent purchasers, the NCTI Transaction is the only true Schedule 13E-3 transaction occurring at this time, and it is the only transaction to which NCTI is a party. At the request of the Staff, we note the affiliation between NCTI and NCP-Seven is as follows:

•

NCP-Seven is a limited partnership comprised of (i) numerous limited partners who hold NCP-Seven registered equity securities in the form of limited partnership units, and (ii) its Managing General Partner, Northland Communications Corporation (“NCC”). NCC serves as NCP-Seven’s Managing General Partner by virtue of contract pursuant to the terms of NCP-Seven’s partnership agreement, and is subject to replacement upon a vote of NCP-Seven’s limited partners.

•	NCC is a wholly owned subsidiary of Northland Telecommunications Corporation (“NTC”).

•	NTC, and each of NTC’s subsidiaries, are privately held companies with no outstanding registered class of equity or debt.

•	Northland Cable Television, Inc. (NCTI), which is a party to only the NCTI Transaction, is an indirect wholly owned subsidiary of NTC.

Given the unique structure of the Proposed Transactions, in particular the fact that the NCTI Transaction in and of itself is not a liquidation transaction, and the nature of the affiliation between NCTI and NCP-Seven as noted above, NCP-Seven feels it is suitable for NCTI’s belief as to the fairness of the Proposed Transactions to be limited to only that transaction covered by the NCTI Agreement.

February 3, 2012

Special Factors of the Proposed Transactions, page 11

Reasons for the Proposed Transactions, page 16

Comment No. 2

We note your response to comment 4 in our letter dated January 12, 2012. Please clarify your response given your disclosure on page 25 discussing that the managing general partner, Mr. Whetzell and Mr. Clark considered, as one of the factors in evaluating the fairness of each of the Proposed Transactions, the going concern value of NCP-Seven based on current operations, performance, recent declining subscriber trends, likely increases in capital expenditures and generally increasing expenses. Please advise. If these factors were considered as risks by the managing general partner, Mr. Whetzell and Mr. Clark, that would impact the value and future earnings or growth of NCP-Seven, please provide appropriate disclosure in your proxy statement explaining the risks and how the risks affected the filing persons’ evaluations of the Proposed Transactions.

Response to Comment No. 2

In response to the Staff’s Comment, NCP-Seven has revised the disclosure on pages 16 and 25 of the Proxy Statement. In an effort to provide further clarification, we confirm that NCP-Seven’s forecasted future performance was not considered by the managing general partner, Mr. Whetzell or Mr. Clark, to be one of the material reasons to pursue the Proposed Transactions. Instead, they relied upon those factors set forth on page 16 of the Proxy Statement to determine whether the Proposed Transactions should be pursued. Meanwhile, we have added additional disclosure to those page 16 factors advising that NCP-Seven’s partnership term is currently scheduled to expire on December 31, 2013. That expiration date was recently extended from December 31, 2010 through the end of 2013 by a vote of NCP-Seven’s limited partners, based upon the Managing General Partner’s request to extend the partnership’s term in order to allow additional time for an orderly sale of the partnership’s assets prior to its mandated liquidation. Given the limited remaining lifespan of NCP-Seven, the managing general partner, Mr. Whetzell and Mr. Clark, believe overemphasizing future forecasted financial trends beyond the partnership term is not necessarily a relevant consideration with respect to whether to enter into the transactions. Notwithstanding, they did consider a review of such trends as a relevant part of the fairness analysis.

Fairness of the Proposed Transactions, page 23

Material Factors Underlying Belief as to Fairness, page 23

February 3, 2012

Comment No. 3

We note your response to comment 7 in our letter dated January 12, 2012. Please revise your disclosure to discuss the information provided to you by the American Partnership Board, most notably the range of prices paid in connection with recent sales of limited partnership units of NCP-Seven.

Response to Comment No. 3

In response to the Staff’s Comment, NCP-Seven has revised the disclosure on pages 24 and 26 of the Proxy Statement to discuss the information provided by the American Partnership Board.

We note with thanks and approval the Staff’s extraordinary effort in providing NCP-Seven with the Comment Letter within 10 days after the amendments to the Proxy Statement and the Schedule 13E-3 were filed. If you have any questions concerning the foregoing, please contact Georges H.G. Yates at (206) 359-3402 or Ryan Glant at (206) 359-6248.

Very truly yours,

/s/ Georges H.G. Yates

Georges H.G. Yates

Enclosures

cc:	Northland Cable Properties Seven Limited Partnership